SEABURY

SeaCap Securities LLC
15 Maple Street, 2nd Fl.
Summit, NJ 07901
T +908 376 1500
F 908 918 9107
E info@seaburygroup.com
W www.seaburygroup.com

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 at December 31, 2015, and operated in compliance without exception for the fiscal year then ended.



_____

2/26/2016

Signature

Date

John Luth
Print Name